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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 15, 2015

Re:	Fogo de Chão, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 8, 2015
File No. 333-203527

Ms. Anne Nguyen Parker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Parker,

On behalf of our client, Fogo de Chão, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated June 12, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on June 8, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 15, 2015

The Offering, page 9

1.	You disclose in the second bullet on page 11 and various other places in the filing that the historical financial statements and other historical financial information in the filing do not give effect to the stock split to be effective upon the closing of the offering. Please explain to us why you have not done so pursuant to ASC 260-10-55-12 and 505-20.

Response:	The Company respectfully advises the staff that the stock split that is contemplated on page 11 and various other places within the Registration Statement is expected to take place upon the closing of the Company’s initial public offering. Such stock split has not yet been approved by the Company’s board of directors and is not expected to be effected until after the effectiveness of the Registration Statement. After considering the guidance of ASC 260-10-55-12, ASC 505-20 and ASC 505-10-S99-4, the Company did not retroactively reflect the anticipated stock split in its historical consolidated financial statements as such capital structure change has not yet occurred. The Company has supplementally amended its disclosure on page 51 within Selected Historical Consolidated Financial Information to add the pro forma impact of the stock split on both the thirteen week period ended March 29, 2015 and the fiscal year ended December 28, 2014.

Use of Proceeds, page 43

2.	Please state here the amount of indebtedness that will be repaid and indicate how much will come from borrowings under the new credit facility. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement to disclose the amount of indebtedness that will be repaid and indicate how much will come from borrowings under the new credit facility.

Unaudited Pro Forma Consolidated Financial Statements, page 51

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 55

Note 2: Pro Forma Adjustment, page 55

Unaudited Pro Forma Consolidated Balance Sheet Adjustments, page 55

3.	Please reconcile the net proceeds from the offering of $67.884 million in note (A) to the $66.9 million net proceeds from the offering disclosed in “Use of Proceeds,” and revise as appropriate.

Response:	The Company respectfully advises the staff that the difference between expected total net proceeds from the offering of $66.9 million noted throughout the

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 15, 2015

Registration Statement and the pro forma increase in cash as a result of the net proceeds of offering of $67.9 million relates to approximately $1.0 million of the total initial public offering costs of $2.8 million that have already been paid in cash by the Company as of March 29, 2015. The Company has revised its disclosure appearing on page 57 of the Registration Statement to further clarify this difference.

Unaudited Pro Forma Consolidated Statement of Operations Adjustments, page 56

4.	In note (B), please reconcile the $1.707 million of deferred offering costs reclassified to stockholders’ equity to the $2.8 million of estimated offering expenses disclosed on page II-1 and revise as appropriate.

Response:	The Company respectfully advises the staff that as of March 29, 2015, the Company’s unaudited condensed consolidated balance sheet includes approximately $1.7 million of deferred initial public offering costs. Subsequent to the balance sheet date, the Company has incurred approximately $1.1 million of incremental costs directly attributable to its initial public offering. As a result, the Company has disclosed on page II-1 the aggregate amount of initial public offering costs incurred, totaling $2.8 million. In accordance with the guidance of ASC 340-10-S99-1, the Company has deferred specific incremental costs directly attributable to the offering and charged these costs against the gross proceeds of the offering as a reduction of additional paid-in capital. As a result, the total adjustment to stockholders’ equity as a result of the offering is $66.9 million, equal to the net proceeds from such offering. This amount of net proceeds represents gross proceeds of approximately $75.0 million net of estimated underwriters discounts and commissions of $5.3 million, initial public offering expenses of $1.7 million incurred as of March 29, 2015 and an additional $1.1 million of initial public offering expenses incurred subsequent to that date.

5.	Please explain to us why the total pro forma income tax expense presented in the “Pro Forma” column for each period is not equal to the effective income tax rate of 38.94% indicated in notes (I) and (M) to the pro forma statements, for it appears this is the overall effective income tax rate you expect.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	4	June 15, 2015

Response:	The Company respectfully advises the Staff that each pro forma adjustment in the Company’s unaudited pro forma consolidated statements of operations was tax effected at the Company’s blended U.S. federal and state statutory tax rate of 38.94% in accordance with SEC Financial Reporting Manual 3270 as all of the adjustments are expected to be made within United States taxable jurisdictions. The total income tax expense recorded within each unaudited pro forma consolidated statement of operations will not necessarily be equal to such a rate as the Company operates in multiple tax jurisdictions including Brazil.

6.	In regard to notes (J) and (N), you disclose on page 37 that 2,177,222 stock options outstanding as of May 1, 2015 have performance-based vesting conditions and do not vest until the completion of a liquidity event occurs, with such event including an initial public offering. In various places in the filing you disclose that historical diluted per share amounts do not include the effect of these stock options. Please explain to us whether the effect of these options have been reflected in pro forma diluted per share amounts.

Response:	The Company respectfully advises the Staff that it has amended disclosure appearing on pages 58 through 60 to reflect the impact of the satisfaction of the performance-based vesting condition of these options and related stock-based compensation expense on diluted earnings per share as if the offering occurred on December 30, 2013 (the first day of fiscal 2014). In addition, the unaudited pro forma consolidated statements of operations have been updated to reflect the stock-based compensation expense related to the awards that would have vested during each respective period.

7.	It appears that the $5.7 million to be recorded for the equity-based compensation charge due to the vesting of stock options upon consummation of the offering as disclosed on page 37 is a material one time charge not reflected in the pro forma statement of operations that should be disclosed in the section for such items on page 57. Please advise and revise as appropriate.

Response:	The Company respectfully advises the Staff that it has amended disclosure appearing on pages 58 through 60 to reflect that the $5.7 million non-cash charge due to the vesting of certain stock options upon the consummation of the offering is a material one-time charge not reflected in the pro forma statements of operations. The Company advises the Staff that it has amended the unaudited pro forma consolidated balance sheet to reflect the one-time charge related to the aforementioned one-time compensation charge net of expected tax impact.

8.	Please reconcile for us the $5.7 million charge for the vesting of stock options upon the consummation of the offering noted above to the unrecognized compensation expense of $7.236 million as of March 29, 2015 associated with stock options that have performance based vesting conditions related to a Liquidity Event as disclosed on page F-13. In connection with this, if any difference is due to expense that is expected to have a continuing impact on results, please advise and revise pro forma adjustments as appropriate.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	5	June 15, 2015

Response:	The Company respectfully advises the Staff that stock options that have performance based vesting conditions related to a Liquidity Event as disclosed on page F-13 do not fully vest upon the completion of a Liquidity Event. As noted on page F-44 of in the notes to the Company’s audited consolidated financial statements, these options have both service-based and performance-based vesting conditions and will not completely vest until both conditions have been satisfied. The Company has revised its disclosure appearing on pages 57 through 60 to reflect the $5.7 million equity-based compensation charge due to the vesting of stock options upon consummation of the offering as an adjustment included within the unaudited pro forma consolidated balance sheet, but not within the pro forma consolidated statements of operations and to reflect the continuing (not one-time in nature) impact on our ongoing recognition of compensation expense attributable to such stock options. The unaudited pro forma consolidated statements of operations have been revised to include the stock-based compensation that would have been incurred related to these awards had the offering occurred on December 30, 2014 and the only remaining criteria for vesting is the service period.

9.	You disclose in several places that you expect to grant 138,000 stock options to employees upon the closing of the offering at an exercise price per share equal to the initial public offering price. Please advise whether you expect a continuing material impact to your results associated with this and revise the pro forma information as appropriate.

Response:	The Company has revised its disclosure appearing on pages 59 and 60 to reflect the estimated recurring stock-based compensation expense related to the expected grant of 138,200 stock options upon the closing of the offering in its pro forma consolidated statements of operations.

Description of Capital Stock, page 123

10.	Please include disclosure regarding the Exclusive Forum provision found in your Amended and Restated Bylaws. Please tell us what consideration you have given to including risk factor disclosure about the potential impact of this Exclusive Forum provision.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 128 of the Registration Statement to include disclosure regarding the potential impact of the Exclusive Forum provision found in its Amended and Restated Bylaws.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	6	June 15, 2015

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Lawrence Johnson, Chief Executive Officer
Mr. Albert McGrath, General Counsel
Fogo de Chão, Inc.